Alliance All-Market Advantage Fund, Inc.		Exhibit 77C
811-8702


77C - Matters submitted to a vote of security holders


A Special Meeting of Shareholders of Alliance All-Market Advantage Fund, Inc. ("AMA") was held on March 25, 2004. A description of each proposal and number of shares voted at the meeting are as follows:



					Shares			Shares
					Voted For			Withheld


To elect four Directors
of AMA for a term of
two or three years and
until his or her
successor is duly
elected and qualifies.

David H. Dievler			3,445,304			125,972

Clifford L. Michel		3,450,425			120,851

Donald J. Robinson		3,445,453			125,823

Marc O. Mayer			3,453,475			117,801